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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                           AmeriVest Properties, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                    03071L101
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                                 (CUSIP Number)

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                         Sheridan Realty Partners, L.P.
                       1780 S. Bellaire Street, Suite 515
                        Denver, CO 80222 Attn: President
                                  303-297-1800
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                  OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Partners, L.P. ("SRP")
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    205,221
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   205,221
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            205,221
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
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  14      TYPE OF REPORTING PERSON (See Instructions)

            PN
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Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Corp. ("SRC")
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    205,221
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   205,221
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            205,221
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            HC, CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value of AmeriVest Properties, Inc., a Maryland corporation (the "Issuer"), having its principal executive offices at 1780 S. Bellaire Street, Suite 515, Denver, CO 80222.

ITEM 2.  IDENTITY AND BACKGROUND.

The persons filing this statement are Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"), and Sheridan Realty Corp., a Delaware corporation ("SRC"), each of whose business address 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of SRP and SRC is real estate investment, development and management.

During the last five years, neither SRP or SRC has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transaction covered by this statement is the receipt of common stock from Issuer on September 29, 2000, as partial consideration in exchange for an office building located in Denver, Colorado from SRP.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction is for investment. Item 3 is incorporated herein by reference.

This will be the final amendment SRP and SRC will file as a separate filing. All future amendments will be filed as amendments to the group filing made by William T. Atkins, et al.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 3 and 4 are incorporated herein by reference. SRP beneficially owns and has the sole power to vote and dispose of 205,221 shares of Issuer common stock, representing 4.7% of the Issuer common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between SRC or SRP and any other party with respect to any of the Issuer common stock other than an investment advisory agreement between SRP and the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      June 28, 2001
                                      ------------------------------------------
                                      Date


                                      SHERIDAN REALTY PARTNERS, L.P.


                                      By:  /s/ DEBORAH J. FRIEDMAN
                                           -------------------------------------
                                           Name:    Deborah J. Friedman
                                           Title:   Attorney-in-Fact